Issuer Free Writing Prospectus dated October 19, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-205260

American Farmland Company

6,000,000 Shares

Common Stock

American Farmland Company has filed a registration statement on Form S-11, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering.  Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may also access our company’s most recent preliminary prospectus dated October 19, 2015 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1474777/000104746915007921/0001047469-15-007921-index.htm.

This free writing prospectus reflects the amendments that were made in Amendment No. 5 to our registration statement on Form S-11, which primarily reflect a decrease in the anticipated price of our initial public offering to $8.00 per share, a decrease in the number of shares offered to 6,000,000, the listing of our shares on the NYSE MKT and certain other changes. The information set forth in this free writing prospectus updates and supersedes the information in Amendment No. 5 to our registration statement on Form S-11 to the extent that it is inconsistent therewith.  Capitalized terms used but not defined in this free writing prospectus have the meanings assigned to such terms in Amendment No. 5 to our registration statement on Form S-11.

Initial offering price to public	$8.00 per share.

Common stock offered by us

6,000,000 shares (or 6,900,000 shares if the underwriters’ option to purchase additional shares is exercised in full). Unless otherwise indicated, all information in this free writing prospectus assumes the underwriters do not exercise their option to purchase additional shares.

Net proceeds

After deducting the underwriting discount and commissions, estimated expenses of this offering and advisory fees of approximately $9.13 million payable by us, we expect to receive net proceeds from this offering of approximately $38.87 million, or approximately $45.57 million if the underwriters’ option to purchase additional shares is exercised in full, based on the anticipated initial public offering price of $8.00 per share.

Use of proceeds

We intend to contribute the net proceeds from this offering to our operating partnership in exchange for Common Units, and our operating partnership intends to use the net proceeds from this offering (i) to pay down $25.0 million of our revolving credit facilities, (ii) for general corporate and working capital purposes, including to fund capital expenditures for our existing farms currently expected to total approximately $7.5 million for 2015, of which $2.4 million had not yet been expended through June 30, 2015. To the extent we receive less net proceeds from this offering, our operating partnership will use a correspondingly lower amount of net proceeds for general corporate and working capital purposes. To the extent we receive additional net proceeds from this offering, our operating partnership will pay down a correspondingly higher amount of outstanding debt under our revolving credit facilities.

Trading Market

Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE MKT under the symbol “AFCO.” The NYSE MKT may be less liquid than the New York Stock Exchange, on which we previously expected our common stock to trade.

Common stock and Common Units to be outstanding after this offering	16,890,847 shares and 3,269,556 Common Units. We expect that an aggregate of 806,400 shares of our common stock will be available for future issuance under our 2014 Equity Incentive Plan.

Post offering ownership

After the completion of this offering and the Internalization, our management team and directors are collectively expected to own 13.4% of our common stock and Common Units, and we will own approximately 81.9% of the Common Units.

Dilution

After giving effect to the Internalization, the sale of the shares of our common stock we are offering at the anticipated initial public offering price of $8.00 per share and after deducting the underwriting discount as described in “Use of Proceeds” and our estimated offering expenses, we would experience an immediate decrease in pro forma net tangible book value of $1.60 per share and an immediate dilution of $0.12 per share to new investors. If the underwriters exercise their option to purchase additional shares in full, we would experience a decrease to existing holders of $1.62 per share and an immediate dilution of $0.14 per share to new investors.

Estimated NAV per share after offering	The estimated net asset value per share, after giving effect to a dilution in net asset value per share of $2.52 per share as a result of this offering, is $9.64.

Pro forma capitalization

		As of June 30, 2015
		Pro Forma
	Cash and cash equivalents	$16,358,595

	Debt:
	Revolving credit facilities(1)	$—

	Equity:
	Common stock, $0.01 par value, 300,000,000 shares authorized, and 10,890,847 shares issued and outstanding, actual; 300,000,000 shares authorized, and 16,890,847 shares issued and outstanding, on a pro forma basis	168,908
	Series A Preferred stock, $0.01 par value, 35 shares authorized, and 29 shares issued and outstanding, actual; 35 shares authorized and 0 shares issued and outstanding, on a pro forma basis	—
	Additional paid-in capital	151,121,788
	Accumulated deficit	(19,618,392)
	Company stockholders’ equity	131,672,304
	Non-controlling interest in our operating partnership	28,169,805
	Total equity	159,842,109
	Total Capitalization	$159,842,109

(1)                                 As of the date hereof, $52.2 million of the revolving credit facilities has been drawn down. We have $22.8 million available under the terms of our revolving credit facilities. Additionally, we have executed a term sheet providing for up to an additional $15 million in additional revolving credit facilities. There can be no assurance that the Company will enter into a final loan agreement or draw down under such additional revolving credit facility.

Pro forma consolidated financial statements	The following pro forma consolidated financial statements appear in Amendment No. 5 to our registration statement on Form S-11 and should be read in conjunction therewith.

American Farmland Company

Pro Forma Consolidated Balance Sheet

(unaudited)

	June 30, 2015 Actual	Pro Forma Adjustments		June 30, 2015 Pro Forma
ASSETS:
Investments in real estate—net	$144,549,533	$178,000	(E)	$144,727,533
Cash and cash equivalents	1,822,336	14,536,259	(A)(C)(D)(E)(F)(G)	16,358,595
Rent receivable	1,724,014	—		1,724,014
Deferred financing costs, net	236,830	—		236,830
Deferred offering costs	4,753,393	(4,753,393)	(A)	—
Other assets	1,538,716	—		1,538,716
Total assets	$154,624,822	$9,960,866		$164,585,688
LIABILITIES AND EQUITY:
LIABILITIES:
Borrowings under credit facility	$24,250,000	$(24,250,000)	(A)	$—
Accrued expenses and other liabilities	3,356,760	(1,237,965)	(A)	2,118,795
Performance fees payable to AFA	1,206,530	(1,206,530)	(D)	—
Management fee payable to AFA	405,980	733,394	(D)	1,139,374
Unearned rent	1,485,410	—		1,485,410
Total liabilities	30,704,680	(25,961,101)		4,743,579
EQUITY:
Common stock, $0.01 par value	108,908	60,000	(A)	168,908
Preferred stock, $0.01 par value	—	—	(C)	—
Additional paid-in-capital	110,690,875	40,430,913	(A)(C)	151,121,788
Accumulated deficit	(7,554,104)	(12,064,288)	(B)(D)(E)(F)(G)	(19,618,392)
Company stockholders’ equity	103,245,679	28,426,625		131,672,304
Non-controlling interests in our operating partnership	20,674,463	7,495,342	(A)	28,169,805
Total Equity	123,920,142	35,921,967		159,842,109
Total Liabilities and Equity	$154,624,822	$9,960,866		$164,585,688

American Farmland Company

Pro Forma Consolidated Statement of Income

(unaudited)

	Six Months Ended June 30, 2015	Pro-forma Adjustments		Six Months Ended June 30, 2015 Pro-forma
OPERATING REVENUES:
Fixed rent	$2,536,293	$—		$2,536,293
Participating rent	2,329,564	—		2,329,564
Recovery of real estate taxes	230,759	—		230,759
Other income	41,800	—		41,800
Total operating revenues	5,138,416	—		5,138,416
OPERATING EXPENSES:
Depreciation	893,294	—		893,294
Management and performance fees— related party	2,024,796	(2,024,796)	(D)	—
Sub-advisory	—	1,060,948	(D)	1,060,948
Property operating expenses	804,414	—		804,414
Professional fees	234,311	—		234,311
General and administrative expenses	146,715	1,296,250	(F)	1,442,965
Total operating expenses	4,103,530	332,402		4,435,932
OPERATING INCOME	1,034,886	(332,402)		702,484
Other (income) expense:
Interest income	(898)	—		(898)
Interest expense and financing costs	213,490	(122,701)	(G)	90,789
Total other expense	212,592	(122,701)		89,891
NET INCOME BEFORE TAXATION	822,294	(209,701)		612,593
Income tax provision	(79,832)	—		(79,832)
NET INCOME	742,462	(209,701)		532,761
Less net income attributable to non-controlling interests	262,738	(141,274)	(H)	121,464
NET INCOME ATTRIBUTABLE TO THE COMPANY	$479,724	$(68,427)		$411,297
EARNINGS PER WEIGHTED AVERAGE COMMON SHARE:
Basic and diluted	$0.04	$(0.01)	(I)	$0.03
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	10,890,847	3,031,250	(I)	13,922,097

American Farmland Company

Pro Forma Consolidated Statement of Operations

(unaudited)

	Year Ended December 31, 2014 Actual	Pro-forma Adjustments		Year Ended December 31, 2014 Pro-forma
OPERATING REVENUES:
Fixed rent	$3,289,130	$—		$3,289,130
Participating rent	3,608,309	—		3,608,309
Recovery of real estate taxes	310,643	—		310,643
Other income	52,981	—		52,981
Total operating revenues	7,261,063	—		7,261,063
OPERATING EXPENSES:
Depreciation	1,530,911	—		1,530,911
Management and performance fees—related party	2,528,255	(2,528,255)	(D)	—
Sub-advisory	—	1,787,569	(D)	1,787,569
Property operating expenses	1,351,655	—		1,351,655
Acquisition-related expenses	44,712	17,719	(E)	62,431
Professional fees	406,008	—		406,008
General and administrative expenses	273,321	2,592,500	(F)	2,865,821
Total operating expenses	6,134,862	1,869,533		8,004,395
OPERATING INCOME	1,126,201	(1,869,533)		(743,332)
Other (income) expense:
Interest income	(1,980)	—		(1,980)
Interest expense and financing costs	119,094	(23,101)	(G)	95,993
Total other expense	117,114	(23,101)		94,013
INCOME BEFORE GAIN ON SALE OF LAND	1,009,087	(1,846,432)		(837,345)
Gain on sale of land	47,701	—		47,701
NET INCOME	1,056,788	(1,846,432)		(789,644)
Less net income attributable to non-controlling interests	346,071	(481,457)	(H)	(135,386)
NET INCOME ATTRIBUTABLE TO THE COMPANY	$710,717	$(1,364,975)		$(654,258)

EARNINGS PER WEIGHTED AVERAGE COMMON SHARE:
Basic and diluted	$0.07	$(0.12)	(I)	$(0.05)
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	10,404,087	2,550,000	(I)	12,954,087

American Farmland Company

Notes to Unaudited Pro Forma Consolidated Financial Statements

I.     Adjustments to the Pro Forma Consolidated Balance Sheet and Income Statements

(A)

Reflects the sale of shares of our common stock in this offering. The Company accounts for specific incremental costs directly attributable to this offering by offsetting them against the gross proceeds of this offering and recognizing those costs directly in equity issued. Such costs are comprised of underwriting discount, accounting fees, legal fees and other professional fees. A summary is as follows:

Gross proceeds of this offering (6,000,000 shares at the price on the cover of the prospectus)	$48,000,000
Less:
Underwriting discount	(3,000,000)
Other costs	(6,130,000)
Net proceeds of this offering	$38,870,000
Pro forma adjustment for cash and cash equivalents comprises the following:
Gross proceeds of this offering, net of underwriting discount	$45,000,000
Other estimated offering costs, net of payment as of June 30, 2015(1)	(3,474,572)
Repayment of indebtedness as of June 30, 2015(2)	(24,250,000)
Redemption of our Preferred Stock	(31,900)
Performance fee payable to AFA that would not have been paid (see (D) below)(3)	1,231,398
Increased acquisition fee payable to the Sub-Adviser (see (E) below)(3)	(195,719)
Additional costs associated with the Transitional Services Agreement (see (F) below)	(3,888,750)
Reduced interest expense as a result of repayment of indebtedness (see (G) below)	145,802
Cash and cash equivalents pro forma adjustment	$14,536,259

(1)                                 The deferred offering costs on the consolidated balance sheet as of June 30, 2015 includes $860,000 in expenses associated with the Internalization and $3,893,393 in expenses connected with this offering. Based on the estimate of other costs referred to above, we have incurred and expect to incur an additional $2,236,607 in offering costs after June 30, 2015. The total offering costs to be paid out of the proceeds of the offering includes the $2,236,607 referred to above and the $1,237,965 offering costs accrued as of June 30, 2015 and not paid as of that date.

(2)                                 The actual repayment of borrowings will amount to $25.0 million, $24.25 million of which was outstanding as of June 30, 2015 and $0.75 million of the $27.95 million of which has been drawn down between July 1, 2015 and the date of this prospectus.

(3)                                 Cumulative pro forma adjustments for the year ended December 31, 2014 and the six months ended June 30, 2015.

American Farmland Company

Notes to Unaudited Pro Forma Consolidated Financial Statements (Continued)

Pro forma adjustment for additional paid-in capital comprises the following:
Gross proceeds of this offering (6,000,000 shares at the price on the cover of the prospectus)	$48,000,000
Portion of the proceeds attributable to the par value of the common stock	(60,000)
Redemption of our Preferred Stock	(31,900)
Company stockholders’ share of the total offering costs, including underwriting discount	(7,477,187)
Additional paid-in capital pro forma adjustment	$40,430,913
Pro forma adjustment for accumulated deficit comprises the following:
Cumulative pro forma adjustments for the year ended December 31, 2014 and the six months ended June 30, 2015 attributable to the Company	$(1,433,402)
Company’s share of the Internalization and expenses related thereto	(10,630,886)
Accumulated deficit pro forma adjustment	$(12,064,288)
Pro forma adjustment for non-controlling interests in our operating partnership comprises the following:
Cumulative pro forma adjustments for the year ended December 31, 2014 and the six months ended June 30, 2015 attributable to the non-controlling interests	$(622,731)
Non-controlling interests’ share of the Internalization and expenses related thereto	(2,229,114)
Internalization	12,000,000
Non-controlling interests’ share of the total offering costs, including underwriting discount	(1,652,813)
Non-controlling interests pro forma adjustment	$7,495,342

The Company expects to recognize an expense approximating the aggregate value of the common units issued to AFA in connection with the Internalization representing the excess amount paid over the fair value of the net assets acquired in the Internalization. Such amount has not been included in the pro forma adjustments to the income statement as it represents a nonrecurring charge to the Company and will be included in the income statement following the completion of the Internalization.

(B)                               Reflects the allocation of pro forma total equity as of June 30, 2015 based on the issuance of common stock and common units upon completion of the Internalization and the $860,000 of costs associated with the Internalization directly attributable to the event and factually supportable by agreement.

(C)                               Reflects the redemption of our 8% Series A Cumulative Non-Voting Preferred Stock for $31,900, plus accrued and unpaid dividends through the date of redemption, as if the redemption occurred on June 30, 2015.

American Farmland Company

Notes to Unaudited Pro Forma Consolidated Financial Statements (Continued)

(D)                               Reflects the deduction of $2,528,255 and $2,024,796 for the management and performance fees paid to AFA for 2014 and the six months ended June 30, 2015, respectively, a portion of which was paid to the Agricultural Sub-Adviser, which will no longer be payable following the Internalization. Also reflects the inclusion of $1,420,069 and $877,198 for 2014 and the six months ended June 30, 2015, respectively, to reflect the fee structure to be in effect under the Amended and Restated Sub-Advisory Agreement following the Internalization. Previously, this sub-advisory fee was paid by AFA (as an independent entity). Subsequent to the Internalization, the sub-advisory fee will continue to be paid to AFA (as an indirectly wholly-owned subsidiary of the Company), which will in turn pay the Agricultural Sub-Adviser. The pro forma adjustment for the year ended December 31, 2014 and the six months ended June 30, 2015 between the management fee previously paid to AFA and the sub-advisory fee that would have been paid to the Agricultural Sub-Adviser, amounts to $123,212 and $58,932, respectively. See “Certain Relationships and Related Party Transactions—Amended and Restated Sub-Advisory Agreement and Advisory Agreement.” In addition to the $1,420,069 and $877,198 amounts referred to above, the pro forma fees to the Sub-Adviser include $367,500 and $183,750 for 2014 and the six months ended June 30, 2015, respectively, in respect of the make whole payments due to the Sub-Adviser to the extent the gross proceeds of this offering fall below $84.75 million. See “Our Business and Properties—Investment Focus and Process—Underwriting Criteria and Due Diligence Process—Agricultural Sub-Adviser.”

In addition, the Second Amended and Restated Agreement of Limited Partnership of American Farmland Company L.P. removes the performance fees. The performance fees were $1,231,398 and $1,206,530 for 2014 and the six months ended June 30, 2015, respectively. AFA has historically been entitled to an amount at the end of each calendar year equal to the sum of (i) 15% of the contractual definition of FFO attributable to our operating partnership (which is comparable to “Core FFO attributable to the Company” after excluding certain adjustments for noncontrolling interests) for the calendar year attributable to the partnership interests held by us and any partners other than the Founders, plus (ii) 10% of the contractual definition of FFO attributable to our operating partnership for the calendar year attributable to the partnership interests held by the Founders. Additionally, AFA has historically been entitled to an amount at the end of each calendar year equal to the sum of (i) 15% of two-thirds of the sum of (a) net realized capital appreciation in our operating partnership’s fixed assets and (b) net unrealized capital appreciation in our operating partnership’s fixed assets for such year that is attributable to the partnership interests held by us and any partners other than the Founders, (ii) 10% of two-thirds of the sum of (a) net realized capital appreciation in our operating partnership’s fixed assets and (b) net unrealized capital appreciation in our operating partnership’s fixed assets for such year that is attributable to the partnership interests held by the Founders, plus (iii) with respect to any net realized capital appreciation in our operating partnership’s fixed assets for such calendar year, (a) 15% of one-third of the net realized capital appreciation attributable to the partnership interests held by us and any partners other than the Founders, and (b) 10% of one-third of the net realized capital appreciation attributable to the partnership interests held by the Founders. Upon the consummation of the Internalization, these fees will no longer be payable and accordingly have been removed from our expenses previously incurred in our historical financial statements as part of the adjustments referred to in the preceding paragraph.

(E)                                Reflects an acquisition fee payable under the Amended and Restated Sub-Advisory Agreement by our operating partnership of 2% of the gross purchase price of farms acquired by or contributed to our operating partnership. The acquisition fee payable for 2014 is $195,719, of which $178,000 is capitalized for asset acquisitions with the remainder of $17,719 expensed for business

American Farmland Company

Notes to Unaudited Pro Forma Consolidated Financial Statements (Continued)

combinations. There was no acquisition fee payable for the six months ended June 30, 2015. Historically, this fee was 1%. These amounts increase the fees capitalized and expenses incurred in our historical financial statements.

(F)                                 Reflects the annual cost under the Transitional Services Agreement for rent, data processing and accounting and other support in an annual amount of $125,000, $2,005,000 in annual estimated management costs, including salary, bonus and benefits, which the Company will be responsible for either directly or through reimbursements to Optima, and $462,500 in increased costs for the directors as compared to the existing fee arrangement, each as described in “Management—Executive Officer and Director Compensation.” One half of the annual cost is used for the pro forma adjustment for the six months ended June 30, 2015.

(G)                               Interest expense is reduced by $23,101 and $122,701 for 2014 and the six months ended June 30, 2015, respectively, being the net difference between the actual interest paid and the unused facility fee, compared to what the unused facility fee would have been assuming there was no indebtedness during the periods presented.

(H)                              Reflects the effect of the changes described in notes (D), (E), (F) and (G) above that are attributable to non-controlling interests and AFA.

(I)                                   Represents the division of pro forma net income attributable to the Company by the weighted average number of shares outstanding, including the shares estimated to be issued in the offering based on the anticipated initial public offering price of $8.00 per share whose proceeds are being reflected in pro forma adjustments in the income statements, including proceeds used for debt repayment, but excluding proceeds used for general corporate purposes.

American Farmland Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free +1-800-503-4611; Citigroup Global Markets Inc. toll free +1-800-831-9146; Raymond James & Associates, Inc. toll free +1-800-248-8863; RBC Capital Markets toll free +1-877-822-4089; or FBR Capital Markets & Co. toll free +1-800-846-5050.